Exhibit 99.2

Press release dated December 4, 2023

Selina Hospitality PLC Provides Update Regarding Fundraising and Liability Management Efforts

●	Agreement in principle on terms for $28 million in equity financing, with an initial tranche of $20 million expected to be funded in December 2023, subject to definitive agreements being entered into
●	Agreement in principle on terms for up to $40 million of optional equity financing, subject to definitive agreements
●	Agreement in principle on terms for restructuring of its $147.5 million 6.00% convertible senior notes due 2026 to reduce indebtedness, extend maturity and PIK interest

NEW YORK (December 4, 2023) – Selina Hospitality PLC (“Selina” or the “Company”), (NASDAQ: SLNA), a leading lifestyle and experiential hospitality company catering to millennial and Gen Z travelers, today provides a business update regarding fundraising and liability management efforts, particularly relating to the Company’s $147.5 million principal amount of 6.00% convertible senior notes due 2026 (the “2026 Notes”), as announced via a Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 1, 2023 (the “6-K”).

Potential Financing of Up to $68 Million

Selina has agreed in principle to commercial terms for strategic investments totaling up to $68 million, led by Osprey Investments Limited (“Osprey”), an affiliate of Global University Systems B.V., a leading global higher education platform, together with other potential investors. Osprey previously invested $15.6 million via convertible secured promissory notes entered into in June and July 2023, respectively (the “Initial Osprey Notes”). The new investment remains subject to finalization and execution of definitive agreements and is contingent on the successful completion of a restructuring (the “Note Restructuring”) of at least 80% of the $147.5 million principal amount of 6.00% Convertible Senior Notes due 2026 (the “2026 Notes”), and if completed, will form part of the Company’s plan to strengthen its balance sheet as it continues on its path to achieving profitability and cash flow positive operations. The investments are anticipated to be completed in multiple tranches as follows:

●	The first tranche would comprise an immediate $20.0 million investment by Osprey in exchange for ordinary shares in the Company;
●	An additional $8.0 million investment would be payable over a period ending 12 months from closing, subject to further shareholder approval for the issuance of ordinary shares required for elements of the transaction;
●	As part of the funding arrangements, approximately $8.7 million of indebtedness held by (or to be assumed by) Osprey, including $4.7 million of 2026 Notes and $4.0 million of the Initial Osprey Notes, would be converted into equity and Selina would be required to invest $4.0 million into FutureLearn, a British digital education platform that provides online courses, microcredentials and other degrees, which is owned by GUS; and
●	The arrangements also provide for an optional third tranche of funding that includes up to $20.0 million from GUS within a period of 12 months from closing, with the holders of the 2026 Notes that participate in the Note Restructuring having a right to participate, and up to an additional $20.0 million from certain other parties, which additional investment is anticipated to occur within 30 days after the closing of the transaction.

Liability Management Update

As of the date hereof, holders of 80.5% of 2026 Notes, representing $118.8 million in principal, and Osprey have agreed in principle to the terms of the Note Restructuring, subject to finalization and execution of definitive documentation. In the Note Restructuring, the Company would purchase the 2026 Notes held by each of the participating holders for ordinary shares of the Company, warrants to acquire ordinary shares of the Company and new senior secured notes that do not contain a conversion feature and have certain other modified terms (the “New Notes”). The New Notes would have a principal amount equivalent to 60% of the principal amount of the participating 2026 Notes, have a maturity date of November 1, 2029, and bear interest at a rate of 6% per annum, which interest will accrue and be payable in kind through maturity and will be secured, in part, by a security interest in the Selina brand that will be shared with a security interest in that collateral held by Osprey in connection with the Initial Osprey Notes.

If completed, this transaction would help ensure a transition to a more durable balance sheet and robust capital structure and provide the Company with liquidity to support its path to profitability.

The transactions would involve the following additional conditions and key terms:

●	Osprey would have the right to appoint a total of four directors to the Board of Directors of the Company and designate a certain number of members of the Board committees, subject to the Company’s continued compliance with the Nasdaq governance requirements so long as the Company remains a listed company, while two members of the Board could remain as executive directors.
●	The participating noteholders would have the right to appoint one director to the Company’s Board of Directors, subject to the approval of Osprey, not to be unreasonably withheld.
●	The parties would agree to support, and, as applicable, vote in favour of the delisting of the ordinary shares of the Company from the Nasdaq Global Market (“Nasdaq”) and the deregistration as an SEC-reporting company subject to applicable conditions, with the timing of such take-private transaction to be determined.

The terms remain subject to finalization of the definitive documentation for the transactions. The parties intend to finalize and enter into all agreements required for the Note Restructuring and new investment from Osprey as soon as practicable after the date hereof and will provide further updates as required. The other primary terms of the proposed transactions and their proposed impact on the capital structure of the Company, including a potential change of control of the Company, are explained further in the 6-K.

There can be no assurances that the transactions will be successfully completed or that the Company will have sufficient liquidity to complete the transactions.

About Selina Hospitality PLC

Selina (NASDAQ: SLNA) is one of the world’s largest hospitality brands built to address the needs of millennial and Gen Z travelers, blending beautifully designed accommodation with coworking, recreation, wellness, and local experiences. Founded in 2014 and custom-built for today’s nomadic traveler, Selina provides guests with a global infrastructure to seamlessly travel and work abroad. Each Selina property is designed in partnership with local artists, creators, and tastemakers, breathing new life into existing buildings in interesting locations in 24 countries on six continents – from urban cities to remote beaches and jungles. To learn more, visit Selina.com or follow Selina on Twitter, Instagram, Facebook, Linkedin or YouTube.

Media: press@selina.com

Investor: investors@selina.com

About Global University Systems

Global University Systems (GUS) is a powerhouse in the global education sector, boasting a diversified portfolio of institutions across 12 countries, including the UK, Germany, Canada, Ireland, India, Israel, and Singapore. Dedicated to providing quality education, fostering innovation, and promoting international collaboration, GUS offers an array of flexible study options that accommodate the unique personal and professional commitments of its students. These options include online and blended learning through the FutureLearn platform, Europe’s largest online education platform with a community of over 18 million students and alumni worldwide. GUS itself is home to a vibrant and diverse community of over 100,000 active degree students from 150 nationalities on average per year. Through its various educational initiatives, GUS impacts millions of lives each year, and with its extensive networks, the potential reach is even greater. Their strategic investment in Selina underscores GUS’s commitment to broadening its influence, fostering environments that seamlessly blend education and travel, and enriching the lives of a globally dispersed community of learners and travelers. To learn more, visit GlobalUniversitySystems.com.

Forward-Looking Information

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In particular, statements in this Report regarding our beliefs pertaining to our ability to obtain additional funding, restructure liabilities and/or pursue other strategic alternatives. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.